Exhibit 99.1

Silvercorp reports a Mineral Reserve increase of 50% in tonnes and 20% in silver ounces for the Ying Mining District

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, June 12, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report the results of an updated Technical Report ("Ying 2026 Technical Report" or "Technical Report") titled "NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn-Au Property in Henan Province, People's Republic of China", prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") by AMC Mining Consultants (Canada) Ltd. ("AMC") with a Mineral Reserve and Mineral Resource effective date of December 31, 2025. The Ying 2026 Technical Report covers seven underground mines (namely SGX, HZG, HPG, TLP, LME, LMW, and DCG) and the KP underground mine start-up in the Ying Mining District (also collectively referenced as the "Ying Property" and "Ying Mining District").

Approximately 106 million ounces (Moz) of silver ("Ag") plus lead, zinc, and gold are projected to be mined at the Ying Property in the currently planned 17-year life of mine (LOM). There remains significant potential to extend the LOM beyond 2042 via further exploration and development, particularly in areas with identified Inferred Resources.

Silvercorp Main Observations to the Independent Ying 2026 Technical Report:

Lower cut-off grades were applied due to a higher silver price used ($28/oz in 2026 vs $21/oz in 2024).

The 2026 Mineral Reserves reflect the replenishment of metals mined-out between June 2024 (effective date of 2024 Technical Report) and December 2025, with approximately 9.8 million ounces of silver ("Moz Ag"), 12.6 thousand ounces of gold ("koz Au"), 38.6 thousand tonnes of lead ("kt Pb") and 5.1 thousand tonnes of zinc ("kt Zn") produced.

Ying Mining District LOM metal production AgEq values, which only consider silver plus conversion of gold ounces to equivalent silver ounces[1], are shown in Table 1.

Table 1. Ying LOM metal production AgEq values

Ying Mines	FY 2026Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042	Total
AgEq koz	1,597	7,801	9,176	9,984	9,709	9,499	9,140	8,792	8,468	7,451	6,625	5,761	4,317	3,356	3,249	2,660	1,535	109,119

[1]AgEq (oz) = Ag (oz) + 83.279* Au (oz); Au and Ag prices at US$2,800/oz and US$28/oz. Silvercorp notes that AgEq calculations in the Technical Report consider all metals deemed payable.
Note: Numbers may not compute exactly due to rounding.

Summary of the Ying 2026 Technical Report

•	Estimated Measured and Indicated Mineral Resources of 42.18 million tonnes (inclusive of Mineral Reserves) grading 146 grams per tonne ("g/t") Ag, 0.17 g/t Au, 2.24% Pb, and 0.67% Zn, containing 198 Moz Ag, 231 koz Au, 944 kt Pb, and 284 kt Zn.
•	In comparison with the 2024 Technical Report, Measured and Indicated Resource tonnes have increased by 90%, and contained metal has increased by 37% for Ag, 62% for Au, 39% for Pb and 48% for Zn.
•	Estimated Proven and Probable Mineral Reserves of 19 million tonnes grading 174 g/t Ag, 0.17 g/t Au, 2.47% Pb, 0.80% Zn, and 0.04% Cu, containing 106 Moz Ag, 107 koz Au, 472 kt Pb, 150 kt Zn, and 6.7 kt Cu.
•	In comparison with the 2024 Technical Report there has been a 45% increase in total Proven Mineral Reserve tonnes and a 55% increase in total Probable Mineral Reserve tonnes. Total contained metal has increased for silver, gold, lead, and zinc by 20% for Ag, 52% for Au, 16% for Pb, and 22% for Zn.
•	In comparison with the 2024 Technical Report, Inferred Resource tonnes have increased by 54%, and contained metal has decreased by 1% for Ag, 10% for Au, and 4% for Pb, while Zn has increased by 40%.
•	Annual ore production in the LOM plan is projected to rise from the projected full-year FY2026 level of about 1.2 Mt to: 1.3 Mt in FY2027; 1.5Mt in FY2028; and over 1.6 Mt in FY2029, with that level being maintained through to FY2031. From FY2032, production will decline gradually until the projected end of the mine life in 2042.
•	Using the LOM production profile based on the 31 December 2025 Mineral Reserves, with long-term[2] metal prices of $28/oz Ag, $2,800/oz Au, $0.90/lb Pb, $1.20/lb Zn, and $4.40/lb Cu, and a 5% discount rate, pre-tax and post-tax NPVs of $1,275M and $1,030M, respectively, are projected[3] (other assumptions are outlined below).
[2] Gold/oz: $4,000 FY2026Q4, $3,500 FY2027; Silver/oz: $80 FY2026Q4, $50 FY2027, $40 FY2028.
[3] As a conservative projection measure, 97% factor applied to metal production values in economic assessment.

Mineral Resources

The December 2025 Mineral Resources were estimated using a block modelling approach in Datamine or Vulcan software for a total of 591 mineralized vein structures for the eight deposits in the Ying Mining District. All grade estimation was completed using inverse distance squared. Grade estimates were completed for silver and lead in all deposits, zinc in select deposits, and gold within select veins at select deposits.

The Mineral Resources are reported above cut-offs after applying a minimum practical extraction width of 0.4 m. Diluted grades were estimated for blocks with mineralization widths less than 0.4 m by adding a waste envelope with zero grade. Cut-off grades are based on either in situ values in silver equivalent (AgEq) or gold equivalent (AuEq) terms in grams per tonne and incorporate mining, trucking, and processing costs, with metallurgical recoveries and payable values provided by Silvercorp for each mine and reviewed by the QPs. Equivalency formulas by deposit are shown in the footnotes of the table below.

The estimated Mineral Resources and metal content for the Ying Mining District as of December 31, 2025 are detailed in Table 2 below.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

Table 2. Ying Mining District - Mineral Resources and metal content for silver, lead, zinc, gold and copper as of December 31, 2025 (inclusive of Mineral Reserves)

Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Cu grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)	Cu metal (kt)
SGX	Measured	6.98	0.06	205	3.99	2.08	0.03	13.85	45.95	278.43	145.13	2.11
	Indicated	5.63	0.05	157	2.95	1.66	0.05	9.57	28.49	165.77	93.27	2.54
	Meas + Ind	12.61	0.06	184	3.52	1.89	0.04	23.43	74.44	444.20	238.40	4.65
	Inferred	3.77	0.07	150	3.06	1.21	0.05	8.17	18.22	115.32	45.77	2.04
HZG	Measured	0.86	-	229	0.89	-	0.31	-	6.32	7.63	-	2.71
	Indicated	0.87	-	189	0.72	-	0.28	-	5.28	6.27	-	2.44
	Meas + Ind	1.73	-	208	0.80	-	0.30	-	11.60	13.90	-	5.14
	Inferred	0.63	-	266	0.69	-	0.29	-	5.39	4.38	-	1.85
HPG	Measured	1.81	0.82	57	2.42	0.75	0.06	47.57	3.32	43.61	13.53	1.00
	Indicated	2.27	0.78	47	1.92	0.66	0.05	57.01	3.44	43.78	15.11	1.11
	Meas + Ind	4.08	0.80	51	2.14	0.70	0.05	104.57	6.75	87.39	28.64	2.11
	Inferred	2.55	0.79	48	1.57	0.66	0.08	64.88	3.91	39.95	16.89	1.96
TLP	Measured	6.51	0.00	131	2.33	-	0.05	0.21	27.40	151.77	-	3.22
	Indicated	5.14	0.00	111	1.89	-	0.07	0.58	18.37	97.46	-	3.49
	Meas + Ind	11.65	0.00	122	2.14	-	0.06	0.79	45.77	249.23	-	6.71
	Inferred	2.06	0.14	113	2.02	-	0.09	9.07	7.53	41.64	-	1.93
LME	Measured	1.55	0.03	216	1.08	0.24	0.03	1.34	10.75	16.74	3.79	0.53
	Indicated	2.97	0.09	172	0.93	0.25	0.05	8.29	16.46	27.79	7.57	1.41
	Meas + Ind	4.52	0.07	187	0.98	0.25	0.04	9.63	27.21	44.53	11.36	1.94
	Inferred	1.54	0.16	145	1.06	0.31	0.05	8.09	7.19	16.36	4.79	0.79
LMW (Ag-rich veins)	Measured	2.71	-	178	1.64	-	0.11	-	15.46	44.47	-	3.01
	Indicated	2.83	-	131	1.42	-	0.07	-	11.95	40.05	-	2.04
	Meas + Ind	5.54	-	154	1.53	-	0.09	-	27.41	84.52	-	5.06
	Inferred	1.22	-	129	1.42	-	0.08	-	5.05	17.35	-	0.95
LMW (Au-rich veins)	Measured	0.29	2.49	66	0.31	-	0.26	22.92	0.61	0.90	-	0.73
	Indicated	0.83	1.36	50	0.36	-	0.19	36.04	1.34	2.96	-	1.58
	Meas + Ind	1.11	1.65	54	0.35	-	0.21	58.96	1.94	3.86	-	2.31
	Inferred	0.81	1.19	25	0.22	-	0.12	31.12	0.66	1.81	-	0.99
DCG	Measured	0.25	1.62	54	1.68	-	0.04	12.97	0.43	4.17	-	0.09
	Indicated	0.44	1.01	35	2.01	-	0.02	14.27	0.50	8.84	-	0.08
	Meas + Ind	0.69	1.23	42	1.89	-	0.03	27.24	0.93	13.01	-	0.17
	Inferred	0.35	1.18	35	2.01	-	0.02	13.41	0.40	7.13	-	0.08
KP	Measured	-	-	-	-	-	-	-	-	-	-	-
	Indicated	0.25	0.75	197	1.29	2.34	0.00	5.99	1.57	3.20	5.82	0.00
	Meas + Ind	0.25	0.75	197	1.29	2.34	0.00	5.99	1.57	3.20	5.82	0.00
	Inferred	0.61	0.39	199	0.77	1.78	0.00	7.66	3.91	4.75	10.93	0.00
All	Measured	20.94	0.15	164	2.62	0.78	0.06	98.86	110.24	547.72	162.45	13.41
	Indicated	21.24	0.19	128	1.87	0.57	0.07	131.75	87.39	396.11	121.77	14.68
	Meas + Ind	42.18	0.17	146	2.24	0.67	0.07	230.61	197.63	943.84	284.22	28.10
	Inferred	13.55	0.33	120	1.84	0.58	0.08	142.40	52.26	248.70	78.38	10.60

Notes:

•	CIM Definition Standards (2014) were used for reporting.
•	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.
•	Metal prices: gold US$3,200/troy ounce (oz), silver US$35.00/troy oz, lead US$1.03 per pound (lb), zinc US$1.36/lb, copper US$4.74/lb.
•	Exchange rate: RMB 7.00: US$1.00.
•	Mineral Resources exclude the first 5 m below surface.
•	Veins diluted to minimum extraction width of 0.4 m after estimation except for HZG which was modelled to a minimum width of 0.4 m.
•	COGs: SGX 75 g/t AgEq; HZG 75 g/t AgEq; HPG 0.95 g/t AuEq; TLP 65 g/t AgEq; LME 70 g/t AgEq; LMW silver rich veins 65 g/t AgEq; LMW gold rich veins 0.85 g/t AuEq; DCG 80 g/t AgEq, KP 90 g/t AgEq.
•	AgEq equivalent formulas by mine for silver rich veins:
•	SGX = Ag g/t + 21.3351 * Pb% + 15.7268 * Zn% + 37.3575 * Cu%.
•	HZG = Ag g/t + 19.557 * Pb% + 39.5464 * Cu%.
•	TLP = Ag g/t + 20.4155 * Pb% + 37.2718 * Cu%.
•	LME = Ag g/t + 19.3704 * Pb% + 8.3614 * Zn% + 36.0026 * Cu%.
•	LMW = Ag g/t + 20.6682 * Pb% + 38.6489 * Cu%.
•	DCG = Ag g/t + 19.1772 * Pb% + 33.4296 * Cu%.
•	AuEq equivalent formulas by mine:
•	HPG (all veins) = Au g/t+0.0119*Ag g/t+0.2544*Pb%+0.1888*Zn%+0.4926*Cu%.
•	LMW (gold rich veins: LM21, LM22, LM26, LM27, LM28, LM28a, LM50, LM50_3, LM51, LM52, LM53, LM54, LM54_1, LM54_2, LM55, LM58, LM58_1, LM59, LM59_2) = Au g/t + 0.0133 * Ag g/t + 0.2748 * Pb% + 0.5139 * Cu%.
•	AgEq formulas used for significant gold bearing veins:
•
•	SGX (Veins S16W, S18E, S21, S74) = Ag g/t + 52.7753 * Au g/t + 21.3351 * Pb% + 15.7268 * Zn% + 37.3575 * Cu%.
•	TLP (T50, T51, T52, T53) = Ag g/t + 54.8113 * Au g/t + 20.4155 * Pb% + 37.2718 * Cu%.
•	LME (Vein LM4E2) = Ag g/t + 46.0927 * Au g/t + 19.3704 * Pb% + 8.3614 * Zn% + 36.0026 * Cu%.
•	DCG (C76, C9_1, C9_2, C9_3, C9_4, C9_5, C9_6, C9E1, C9E3, C9W1) = Ag g/t + 76.6609 * Au g/t + 19.1772 * Pb% + 33.4296 * Cu%.
•	KP (all veins) = Ag g/t + 76.6609 * Au g/t + 19.1772 * Pb% + 17.9076 * Zn% + 33.4296 * Cu%.
•	Processing recovery factors:
•	SGX - 61.3% Au, 95.6% Ag, 96.4% Pb, 70.1% Zn, 90.8% Cu.
•	HZG - 62.2% Au, 95.6% Ag, 88.4% Pb, 96.2% Cu.
•	HPG - 91.0% Au, 88.8% Ag, 90.1% Pb, 66.0% Zn, 93.8% Cu.
•	TLP - 61.8% Au, 92.8% Ag, 89.6% Pb, 88.0% Cu.
•	LME - 53.3% Au, 95.2% Ag, 87.2% Pb, 37.1% Zn, 87.2% Cu.
•	LMW - 87.2% Au, 95.4% Ag, 93.3% Pb, 93.8% Cu.
•	DCG - 75.9% Au, 81.4% Ag, 73.8% Pb, 69.2% Cu.
•	KP - 75.9% Au, 81.4%, Ag, 73.8%, Pb, 68.0 % Zn, 69.2% Cu.
•	Payables: Au - 85%; Ag - 94.5%; Pb - 99.0%; Zn - 76.0%, Cu - 40%.
•	Includes assay results up to and including 31 October 2025.
•	Depleted for mine production to 31 December 2025. Non-recoverable Mineral Resources (sterile areas due to the proximity to stopes, unstable ground or where access to the vein is limited) defined as of 31 December 2025.
•	Where gold grades show zero g/t, this reflects limited numbers of gold veins informing the Mineral Resource.
•	Where copper grades show zero grade, this reflects the low tenor of the copper in the deposits.
•	Numbers may not compute exactly due to rounding.

A comparison of Mineral Resource estimates between June 30, 2024 and December 31, 2025 indicates the following:

•	Measured and Indicated tonnes have increased by 90% overall. The Inferred tonnes have increased by 54%.
•	Measured and Indicated grades have decreased for Ag and Au by 28% and 15%, respectively. Measured and Indicated grades have decreased for Pb by 27% and Zn by 22%.
•	Inferred grades decreased for Ag, Au, Pb, and Zn by 42%, 38%, and 9%, respectively.
•	The net result in the Measured and Indicated categories has been an increase in the contained Ag and Au of 37% and 62% respectively. Contained Measured and Indicated Pb and Zn have increased by 39% and 48% respectively.
•	The net result in the Inferred category has been a decrease in the contained Ag, Au, and Pb of 1%, 10%, and 4% respectively. Inferred Zn has increased by 40%.

The reasons for the differences in grade, tonnes, and contained metal include changes made to vein interpretations for the 2025 Q4 model, conversion to higher categories arising from drilling and level development, application of different COGs and depletion due to mining. The QPs note that metal prices have increased by 67% for Ag, 78% for Au, 3% for Pb, and 36% for Zn. This has resulted in a reduction in COGs for all deposits.

Mineral Reserves

The Mineral Reserve estimation assumes that current stoping practices will continue to be predominant at the Ying property, namely cut and fill resuing and shrinkage stoping for most veins, using hand-held drills (jacklegs) and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The QP also recognizes the increased use of more mechanized mining techniques at the Ying operations. The typically sub-vertical veins, generally competent ground, reasonably regular vein width, and generally hand-mining techniques using short rounds, allow a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the resuing and shrinkage mining methods at the Ying property on several occasions and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope. Average Ying dilution projections for resuing and shrinkage are 17% and 20%, respectively. Mining recovery factors assumed as 95% for resuing and 92% for shrinkage, room and pillar, and longhole.

The QP notes that, for a small number of veins with relatively low-angle dip - generally veins with significant gold content - room and pillar stoping with slushers is now being used at the Property. Longhole stoping has also been recently employed in some areas of the LMW mine.

Recent initiatives at the Ying operations have resulted in a +20% increase in annual production in the last two years, with additional mine expansion activities also underway. In the future, the Ying operation plans to develop deeper mining zones within each mining area, as part of an aim to further enhance overall production rates. An increased use of trackless equipment in some mine areas and a focus on more mechanized mining will be a key part of future mine planning.

For the total tonnage estimated as Ying Mineral Reserves, approximately 64% is associated with resuing, 32% with shrinkage, 3% with room and pillar, 1% with longhole.

The estimated Mineral Reserves and metal content for the Ying Mining District as of December 31, 2025 are detailed in Table 3 below.

Table 3. Ying Mining District Mineral Reserve estimates and metal content at December 31, 2025

Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal contained in Mineral Reserves
								Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)	Cu (kt)
SGX	Proven	4.43	0.05	201	3.97	1.89		7.0	28.6	175.9	83.5
	Probable	2.81	0.03	198	3.70	1.70		2.6	17.9	104.3	47.8
	Subtotal P&P	7.24	0.04	200	3.87	1.81		9.6	46.5	280.2	131.4
HZG	Proven	0.53		212	0.75		0.29		3.6	4.0		1.5
	Probable	0.56		185	0.64		0.26		3.3	3.5		1.4
	Subtotal P&P	1.09		198	0.69		0.28		6.9	7.5		3.0
HPG	Proven	0.68	1.01	62	2.60	0.61	0.07	22.3	1.4	17.8	4.1	0.5
	Probable	0.67	0.96	61	2.36	0.69	0.06	20.6	1.3	15.7	4.6	0.4
	Subtotal P&P	1.35	0.99	62	2.48	0.65	0.07	42.8	2.7	33.5	8.7	0.9
TLP	Proven	2.48		150	2.28				12.0	56.5
	Probable	1.58		136	2.01				6.9	31.9
	Subtotal P&P	4.07		145	2.18				18.9	88.4
LME	Proven	0.73	0.01	254	1.07	0.24		0.3	5.9	7.8	1.7
	Probable	1.56	0.04	214	1.03	0.25		2.2	10.7	16.0	3.8
	Subtotal P&P	2.28	0.03	227	1.04	0.24		2.5	16.7	23.8	5.6
LMW	Proven	1.41	0.29	181	1.37		0.13	13.2	8.2	19.3		1.9
	Probable	1.06	0.50	152	1.23		0.09	17.0	5.2	13.1		0.9
	Subtotal P&P	2.48	0.38	168	1.31		0.11	30.2	13.4	32.4		2.8
DCG	Proven	0.15	1.64	44	0.46			8.0	0.2	0.7
	Probable	0.21	1.40	25	1.53			9.6	0.2	3.3
	Subtotal P&P	0.36	1.50	33	1.08			17.6	0.4	3.9
KP	Proven
	Probable	0.21	0.66	158	1.12	2.20		4.4	1.1	2.3	4.5
	Subtotal P&P	0.21	0.66	158	1.12	2.20		4.4	1.1	2.3	4.5
Ying Mines	Proven	10.41	0.15	179	2.71	0.87	0.04	50.8	59.9	282.0	90.4	3.9
	Probable	8.66	0.20	167	2.19	0.71	0.03	56.3	46.6	190.1	61.7	2.7
	Total P&P	19.08	0.17	174	2.47	0.80	0.04	107.1	106.5	472.1	150.2	6.7

Notes to Mineral Reserve Statement:

•	Cut-off grades (AgEq g/t): SGX - 180 Resuing, 155 Shrinkage; HZG - 150 Resuing, 130 Shrinkage; HPG - 195 Resuing (2.10 AuEq), 175 Shrinkage (1.90 AuEq); TLP - 160 Resuing, 135 Shrinkage; LME - 170 Resuing, 145 Shrinkage, 145 Room & Pillar; LMW - 170 Resuing, 150 Shrinkage, 150 Longhole, 150 Room & Pillar (1.8 g/t AuEq); DCG - 220 Resuing, 195 Shrinkage; KP - 225 Resuing, 205 Shrinkage.
•	Stope Marginal cut-off grades (AgEq g/t): SGX - 155 Resuing, 130 Shrinkage; HZG - 130 Resuing, 110 Shrinkage; HPG - 165 Resuing (1.80 AuEq), 145 Shrinkage (1.60 AuEq); TLP - 230 Resuing, 1.95 Shrinkage; LME - 135 Resuing, 105 Shrinkage, 105 Room & Pillar; LMW - 135 Resuing, 110 Shrinkage, 110 Longhole, 110 Room & Pillar (1.35 AuEq); DCG - 145 Resuing, 125 Shrinkage.
•	Development Ore cut-off grades (AgEq g/t): SGX - 100; HZG - 80; HPG - 115; TLP - 90; LME - 80; LMW - 90; DCG - 90; KP - 95.
•	Unplanned dilution (zero grade) assumed as 0.05 m on each wall of a resuing stope and 0.10 m on each wall of a shrinkage stope. 20% unplanned dilution assumed for LMW longhole. 27%, 31%, and 62% average dilution assumed for Room & Pillar at LME, LMW, and KP, respectively.
•	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage, room and pillar, and longhole.
•	Metal prices: gold US$2,800/troy oz, silver US$28.00/troy oz, lead US$0.90/lb, zinc US$1.20/lb, copper US$4.40/lb.
•	Processing recovery factors: SGX - 61.3% Au, 95.6% Ag, 96.4% Pb, 70.1% Zn, 90.80% Cu; HZG - 62.2% Au, 95.6% Ag, 88.4% Pb, 96.2% Cu; HPG - 91.0% Au, 88.8% Ag, 90.1% Pb, 66.0% Zn, 93.8% Cu; TLP - 61.8% Au; 92.8% Ag, 89.6% Pb, 88.0% Cu; LME - 53.3% Au, 95.2% Ag, 87.2% Pb, 37.1% Zn, 87.2% Cu; LMW - 87.2% Au, 95.4% Ag, 93.3% Pb, 93.8% Cu; DCG - 75.9% Au, 81.4% Ag, 73.8% Pb, 69.2% Cu; KP - 75.9% Au, 81.4% Ag, 73.8% Pb, 68.0% Zn, 69.2% Cu.
•	Payables: Au - 85%; Ag - 94.5%; Pb - 99.0%; Zn - 76.0%, Cu - 40.0%.
•	Exchange rate assumed is RMB 7.00: US$1.00.
•	Numbers may not compute exactly due to rounding.

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest operating mine sensitivity continues to be seen at SGX. For the entire Ying Mining District, an approximate 16% reduction in AgEq ounces for a 20% COG increase demonstrates moderate overall COG sensitivity.

Total Ying Mineral Reserve tonnes are approximately 45% of Mineral Resource (Measured plus Indicated) tonnes. Ag, Au, Pb, Zn, and Cu Mineral Reserve grades are 119%, 103%, 110%, 119%, and 50%, respectively, of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for Ag, Au, Pb, Zn, and Cu are 54%, 46%, 50%, 53%, and 24%, respectively.

Some significant aspects of a comparison of Mineral Reserve estimates between June 30, 2024 (previous Technical Report) and December 31, 2025 (Ying 2025 Technical Report) are the following:

•	50% increase in total (Proven + Probable) Ying Mineral Reserve tonnes: 45% increase in Proven Mineral Reserves and 55% increase in Probable Mineral Reserves.
•	1% increase in Ying Mineral Reserve Au grade and reductions of 20%, 23%, and 17% in Ag, Pb, and Zn grades, respectively. Increase in Ag, Au, Pb, and Zn metal content of 20%, 52%, 16%, and 22%, respectively.
•	SGX continues to be the leading contributor to the total Ying Mineral Reserves, accounting for 38% of tonnes, 44% of Ag, 9% of Au, 59% of Pb, and 87% of Zn, compared to respective values of 42%, 6%, 44%, 58%, and 90% in the previous Technical Report.
•	34% increase in Mineral Reserve tonnes at SGX. 77% increase in Au grade and 11%, 12% and 12% reductions in Ag, Pb, and Zn grades, respectively. Increases in Ag, Au, Pb, and Zn metal content of 19%, 138%, 19%, and 18%, respectively.
•	TLP remains the second largest contributor to total Ying Mineral Reserves, with 18% of tonnes, 19% of Ag, and 20% of Pb.
•	21% increase in Mineral Reserve tonnes at TLP. 22% decrease in both Ag and Pb grades, with a 6% reduction in both Ag and Pb metal content.
•	LMW remains the third largest contributor to total Ying Mineral Reserves, with 13% of tonnes, 13% of Ag, 28% of Ag, 70% of Pb, and 42% of Cu.
•	48% increase in Mineral Reserve tonnes at LMW. 77% increase in Au grade, with 32% and 36% reductions in Ag and Pb grades, respectively. Increases in Ag and Au metal content of 1% and 162%, respectively; decrease in lead metal content of 6%.
•	40% of Ying total Mineral Reserves Au metal at HPG.
•	First Mineral Reserves of 0.21 Mt at KP.
•	In terms of AgEq metal in total Ying Mineral Reserves, approximate respective contributions are Ag 67%, gold 6%, lead 22%, zinc 5%, and copper 1%.
•	In total Ying Mineral Reserves, SGX, TLP, LME, LMW, HPG, HZG, DCG, and KP contribute 47%, 16%, 12%, 12%, 6%, 1%, and 1% of AgEq metal, respectively.

Table 4 summarizes projected LOM production for the Ying operations based on the 31 December 2025 Mineral Reserve estimates.

Table 4. Ying Mining District LOM production profile

Ying Mine	FY 2026Q4	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032	FY 2033	FY 2034	FY 2035	FY 2036	FY 2037	FY 2038	FY 2039	FY 2040	FY 2041	FY 2042	Total LOM
Production (kt)	278	1,308	1,503	1,644	1,616	1,600	1,584	1,552	1,516	1,374	1,261	1,166	830	559	550	474	302	19,119
Au (g/t)	0.24	0.24	0.24	0.30	0.26	0.21	0.20	0.17	0.18	0.11	0.12	0.12	0.07	0.02	0.01	0.01	0.00	0.18
Ag (g/t）	169	177	181	176	177	179	174	173	169	170	164	152	165	194	192	183	166	174
Pb (%)	2.29	2.38	2.32	2.24	2.15	2.36	2.42	2.48	2.54	2.55	2.54	2.54	2.84	2.89	3.30	2.92	2.49	2.47
Zn (%)	0.50	0.57	0.69	0.72	0.61	0.76	0.67	0.74	0.72	0.69	0.86	0.78	1.14	1.47	1.56	1.24	1.08	0.79
Cu (%)	0.06	0.06	0.05	0.05	0.05	0.04	0.04	0.03	0.03	0.03	0.04	0.02	0.00	0.00	0.00	0.00	0.00	0.03
AgEq (g/t)	252	264	270	268	261	266	260	258	256	250	247	235	254	287	296	271	241	260
Ag (t)	47	232	272	290	285	286	276	268	257	234	207	178	137	109	106	87	50	3,320

Notes:
1.	Numbers may not compute exactly due to rounding.
2.	Low zinc grades with minimal value not included for HZG, TLP, LME, LMW, and DCG.
3.	DCG mine plan includes ~ 40kt of Inferred Resources - not material to Ying Mineral Reserves.
4.	Other very minor and non-material differences between schedule and Mineral Reserves.

Economic analysis

A high-level economic analysis shows the potential economic impact relative to the latest Mineral Reserve estimations and the associated production schedules. The following Ying realized selling metal prices (Ying averages over projected LOM except where stated), average costs, and exchange rate were used for the economic analysis (all values in $US):

• Gold price / troy ounce	$3,400 FY2026Q4, $2,975 FY2027, $2,800 LOM
• Silver price / troy ounce	$76.80 FY2026Q4, $48.00 FY2027, $38.40 FY2028, $26.88 LOM
• Lead price/lb	$0.90
• Zinc price/lb	$1.92
• Copper price/lb	$1.76
• Mining cost/t	$75.43
• Milling cost/t	$12.40
• Shipping cost/t	$3.06
• Mineral Resources tax & rights royalty/t	$9.87
• G&A/t	$7.05
• Government fees and other taxes/t	$3.52
• Sustaining and growth capital/t	$19.08
• Exchange rate	US$1 = CYN7.00

The QP notes the following about the above economic parameters:

•	Ying realized metal prices are as per Silvercorp advice and assume the following $US market prices:
Gold/oz: $4,000 FY2026Q4, $3,500 FY2027, $2,800 remaining LOM
Silver/oz: $80 FY2026Q4, $50 FY2027, $40 FY2028, $28 remaining LOM
Lead/lb: $0.90
Zinc/lb: $1.20
Copper/lb: $4.40
•	Other than for FY2026Q4 / FY2027 for gold, and FY2026Q4 / FY2027 / FY2028 for silver, the above market prices are as per those used in the mining COG calculations.

The QP also notes that approximate spot metal prices at the time of writing of the Technical Report are: gold - $4,745/oz; silver - $75.50/oz; lead - $0.86/lb; zinc - $1.49/lb, copper - $5.85/lb.

Based on the LOM production profile and the metal price and other assumptions shown above, pre-tax and post-tax cashflow projections have been generated. At a 5% discount rate, pre-tax and post-tax net present values (NPVs) of $1,275M and $1,030M, respectively, are projected. Over the LOM, 69.3% of the net revenue is projected to come from silver, 20.1% from lead, 5.4% from gold, 4.6% from zinc, and 0.6% from copper.

The Ying mine complex is seen to be a very viable operation with a projected LOM through to 2042 based on Proven and Probable Mineral Reserves. There remains significant potential to extend the LOM beyond 2042 via further exploration and development, particularly in areas with identified Inferred Resources.

Qualified Persons

The eleven authors of the Technical Report are independent Qualified Persons (QPs). Six of the authors have visited the Ying Property. The latest visit, by AMC QPs Mr HA Smith, Mr RJ Chesher, and Mr JE Glanvill, was in May 2026. The immediately preceding AMC visit, by Mr HA Smith, Mr S Robinson, Mr RJ Chesher, and Mr D Claffey, was in February 2024. The latest AMC visit by Dr GK Vartell was in July 2016. During the site visits, aspects of the project have been examined by the QPs, including drill core, exploration sites, underground workings, processing plant, laboratory, tailings management facilities, and other surface infrastructure.

The Ying 2025 Technical Report will be made available for review on the SEDAR+ system and on the Company's website at www.silvercorpmetals.com within 45 days of this news release.

HA Smith, P.Eng., GK Vartell, P.Geo., S Robinson, P.Geo., RC Stewart, P.Geo. of AMC Mining Consultants (Canada) Ltd.; JE Glanvill, Pr.Sci.Nat., A Wilkins, CGeol, EurGeol. of AMC Consultants (UK) Limited; B Nielsen, MAIG, M Kent, FAusIMM, R Carlson, FAIG, RPGeo. and RJ Chesher, FAusIMM, of AMC Consultants Pty Ltd; and D Claffey, CPEng. of Hillerton Consulting Ltd. are Qualified Persons as defined by National Instrument 43-101. The Qualified Persons have reviewed and consented to this press release and believe it fairly and accurately represents the information in the Technical Report that supports the disclosure.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information:
Silvercorp Metals Inc.
Lon Shaver, President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward- looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; foreign exchange rates; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; projected amount of ounces of silver to be mined at the Ying Property; estimated mine life, potential to expand mine life and any anticipated changes related thereto; the sufficiency of the Company's capital to finance the Company's operations; estimates of revenues, operation costs, capital expenditures, mine plan, and estimated production from the Company's mines in the Ying Mining District; future mining methods and use of equipment; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner;; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China, Canada, the United States, Ecuador and Kyrgyzstan; our ability to comply with environmental, health and safety laws; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward- looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS

 The technical and scientific information contained herein has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system, which differs significantly from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC. In particular, and without limiting the generality of the foregoing, this news release uses the terms "measured resources," "indicated resources" and "inferred resources" as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the "U.S. Rules") are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the "MJDS"), the Company is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

 Pursuant to the new U.S. Rules, the SEC recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under the U.S. Rules are now "substantially similar" to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are "substantially similar" to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.

Additional information relating to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com

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CNW 08:00e 12-JUN-26